
June 8, 2015

Via E-mail
Itzhak Ostashinsky
Chief Executive Officer
Crowd 4 Seeds, Inc.
24 Tcharnihovsky St.
Kfar Saba, Israel, 44150

> **Re: Crowd 4 Seeds, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 8, 2015**
> **File No. 333-202970**

Dear Mr. Ostashinsky:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 23, 2015 letter.

General

1.   We note your response to comment 2 in our letter dated April 23, 2015 and reissue the comment in part. Please confirm that you plan supplementally to provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to *potential* investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   We note your additional disclosure in response to comment 3 of our letter dated April 23, 2015. We also note your disclosure on page 10 of the prospectus that you are a "shell company" under Rule 405 of the Securities Act and that your selling shareholders have recently received the shares being offered for resale which appear to represent all of your

outstanding shares held by non-affiliates. In light of this, it appears that your selling shareholders are underwriters. See SEC Release 33-8869 (2007). That Release makes it clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise accordingly your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus as applicable.

3. We have referred your response to comment 4 in our letter dated April 23, 2015 to the Division of Trading & Markets, which may have further comments.

Risk Factors

Risks Related to the Business, page 5

4. We note your revised disclosure on page 23 in response to comment 1 in our letter dated April 23, 2015 that as an "emerging growth company" you have elected to take advantage of the benefits of an extended transition period, provided by Section 7(a)(2)(B) of the Securities Act. Please revise your filing to provide a risk factor stating the following:
   - This election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies; and
   - As a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Description of Business

Company Overview, page 23

5. We note your revised disclosure on page 23 that you plan to prohibit prospective U.S. investors from accessing startup material until you register as a broker-dealer under Section 15(a) of the Securities Exchange Act of 1934. Please supplement your disclosure to explain specifically how your web platform will restrict U.S. investors from accessing such materials.

Business Model

Transaction Revenue Model, page 24

6.   We note your revised disclosure in response to comment 19 of our letter dated April 23, 2015. Please disclose the range of the transactional success fee as a percentage to the total amount raised by such startup companies or advise.

Regulatory Environment, page 25

7.   We have considered your revisions in this section in response to comment 17 in our letter dated April 23, 2015. Please expand your disclosure to more fully discuss current regulatory limitations and *probable* regulations, in accordance with Item 101(h)(4)(ix) of Regulation S-K.

Our Plan, page 25

8.   We note your revisions in this section in response to comment 13 in our letter dated April 23, 2015. Please supplement your disclosure to discuss the impact, if any, of proposed regulatory changes under consideration by the ISA.

        You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Legal Branch Chief